CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States Dollars)

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in United States dollars)

		As at
		June 30,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$3,370,370	$2,344,246
Accounts receivable	3	1,161,797	1,301,173
Current portion of derivative royalty asset	5	2,207,919	2,144,547
Prepaid expenses and other		989,125	739,708
Total current assets		7,729,211	6,529,674

Non-current assets
Royalty, stream, and other interests	4	102,996,421	102,863,762
Derivative royalty asset	5	1,010,031	1,889,460
Investment in Silverback	6	1,356,369	1,340,458
Total non-current assets		105,362,821	106,093,680
TOTAL ASSETS		$113,092,032	$112,623,354

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$604,066	$1,089,219
Current portion of loans payable	8	10,811,206	-
Total current liabilities		11,415,272	1,089,219

Non-current liabilities
Loans payable	8	-	10,514,644
Deferred income tax liabilities		426,814	468,068
Total non-current liabilities		426,814	10,982,712
Total liabilities		11,842,086	12,071,931

EQUITY
Share capital	12	137,561,702	133,905,784
Reserves		12,696,256	12,050,932
Deficit		(49,008,012)	(45,405,293)
Total equity		101,249,946	100,551,423
TOTAL LIABILITIES AND EQUITY		$113,092,032	$112,623,354

Events after reporting date (Note 8)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 11, 2022.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in United States dollars, except for share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2022	2021	2022	2021

Revenue from royalty interests	9	$460,262	$696,605	$1,129,259	$1,371,190
Depletion on royalty interests	4	(336,538)	(407,380)	(867,341)	(881,536)
Gross profit		123,724	289,225	261,918	489,654

General and administrative expenses	10	(922,343)	(896,363)	(1,792,336)	(1,892,049)
Share-based payments	12	(510,005)	(1,473,052)	(1,712,469)	(2,466,773)
Loss from operations		(1,308,624)	(2,080,190)	(3,242,887)	(3,869,168)

Share of net income of Silverback	6	42,648	37,828	68,670	109,603
Mark-to-market gain (loss) on derivative royalty asset	5	241,308	(351,421)	427,798	(599,178)
Interest expense	8	(329,707)	(164,328)	(649,910)	(331,781)
Finance charges	8	(35,241)	(46,096)	(70,163)	(101,231)
Fair value adjustment on marketable securities		(10,574)	650	2,852	1,198
Foreign exchange gain (loss)		16,821	(69,277)	(65,393)	(201,949)
Other expenses		(19,818)	(1,164)	(16,103)	(6,864)
Loss before income taxes		(1,403,187)	(2,673,998)	(3,545,136)	(4,999,370)
Current income tax expense	11	(37,147)	(37,027)	(98,837)	(54,918)
Deferred income tax (expense) recovery	11	69,834	(18,956)	41,254	(53,417)
Net loss and comprehensive loss		$(1,370,500)	$(2,729,981)	$(3,602,719)	$(5,107,705)

Earnings (loss) per share - basic and diluted		$(0.03)	$(0.06)	$(0.08)	$(0.12)
Weighted average number of shares outstanding - basic and diluted		44,583,515	42,281,245	44,428,672	41,500,851

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in United States dollars)

		Six months ended
		June 30,
	Notes	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(3,602,719)	$(5,107,705)
Items not affecting cash:
Share of net income of Silverback	6	(68,670)	(109,603)
Mark-to-market loss (gain) on derivative royalty asset	5	(427,798)	599,178
Depletion		867,341	881,536
Interest and accretion expense		649,910	331,781
Finance charges		70,163	101,231
Share-based payments		1,712,469	2,466,773
Deferred income tax expense (recovery)		(41,254)	53,417
Fair value adjustment on marketable securities		(2,852)	(1,198)
Unrealized foreign exchange effect		19,931	97,275
		(823,479)	(687,315)

Payments received from derivative royalty asset	5	1,185,962	1,561,408

Changes in non-cash working capital items:
Accounts receivable		197,269	385,335
Prepaid expenses and other		(247,322)	269,618
Trade and other payables		(485,153)	(1,083,393)
Net cash provided by (used in) operating activities		(172,723)	445,653

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(1,000,000)	(25,295,287)
Dividends received from Silverback	6	52,759	414,093
Net cash used in investing activities		(947,241)	(24,881,194)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		325,698	215,387
Proceeds from ATM, net of share issue costs		2,263,075	18,619,682
Proceeds from convertible loan facility	8	-	4,011,231
Interest paid	8	(249,468)	(167,331)
Finance charges paid	8	(70,163)	(101,231)
Net cash provided by financing activities		2,269,142	22,577,738

Effect of exchange rate changes on cash and cash equivalents		(123,054)	8,063

Changes in cash and cash equivalents during period		1,026,124	(1,849,740)
Cash and cash equivalents, beginning of period		2,344,246	5,299,904
Cash and cash equivalents, end of period		$3,370,370	$3,450,164

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in United States dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2020	39,739,047	$98,130,183	$11,233,630	$(34,978,936)	$74,384,877
Shares issued in ATM, net of issue costs	2,042,132	18,619,682	-	-	18,619,682
Issuance of committed shares	401,875	4,111,181	(4,111,181)	-	-
Conversion on loan payable (Note 8)	505,050	4,141,329	(697,663)	-	3,443,666
Allocation of conversion feature net of taxes (Note 8)	-	-	607,759	-	607,759
Exercise of stock options	155,416	389,274	(173,888)	-	215,386
Share-based payments - stock options	-	-	1,470,876	-	1,470,876
Share-based payments - restricted share units	-	-	995,897	-	995,897
Loss for the period	-	-	-	(5,107,705)	(5,107,705)
Balance as at June 30, 2021	42,843,520	$125,391,649	$9,325,430	$(40,086,641)	$94,630,438

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2021	44,035,569	$133,905,784	$12,050,932	$(45,405,293)	$100,551,423
Shares issued in ATM, net of issue costs	368,613	2,263,075	-	-	2,263,075
Exercise of stock options	187,500	536,384	(210,686)	-	325,698
Shares issued on vesting of restricted share units	91,000	856,459	(856,459)	-	-
Share-based payments - stock options	-	-	831,293	-	831,293
Share-based payments - restricted share units	-	-	881,176	-	881,176
Loss for the period	-	-	-	(3,602,719)	(3,602,719)
Balance as at June 30, 2022	44,682,682	$137,561,702	$12,696,256	$(49,008,012)	$101,249,946

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $49,008,012 as at June 30, 2022, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2021.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2021.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

	As at
	June 30,	December 31,
	2022	2021
Royalty, derivative royalty, and stream receivables	$908,946	$1,175,602
GST and other recoverable taxes	247,756	125,571
Other receivables	5,095	-
Total accounts receivable	$1,161,797	$1,301,173

As at June 30, 2022, and December 31, 2021, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at June 30, 2022, and December 31, 2021, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at December 31, 2020	$13,251,612	$45,218,412	$5,262,433	$63,732,457
Amalgamated Kirkland acquisition	-	562,656	-	562,656
Tocantinzinho acquisition	-	9,023,354	-	9,023,354
CentroGold acquisition	-	7,039,552	-	7,039,552
Del Carmen acquisition	-	1,301,982	-	1,301,982
Côté-Gosselin acquisition	-	6,185,363	-	6,185,363
La Fortuna acquisition	-	2,268,776	-	2,268,776
Castle Mountain acquisition	-	15,125,253	-	15,125,253
Depletion (1)	(2,302,919)	(30,000)	(14,616)	(2,347,535)
Other	-	(64,654)	36,558	(28,096)
As at December 31, 2021	$10,948,693	$86,630,694	$5,284,375	$102,863,762
Beaufor amendment	-	1,000,000	-	1,000,000
Endeavor Silver Stream reclassification (2)	(1,748,097)	1,748,097	-	-
Depletion (1)	(866,572)	-	(769)	(867,341)
As at June 30, 2022	$8,334,024	$89,378,791	$5,283,606	$102,996,421

Historical cost	$12,405,012	$94,747,028	$5,309,088	$112,461,128
Accumulated depletion	$(4,070,988)	$(5,368,237)	$(25,482)	$(9,464,707)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(2) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company has reclassified it to development stage properties.

(a) During the six months ended June 30, 2022, the Company had the following transaction:

Beaufor Amendment

In February 2022, the Company amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million in cash paid to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100Koz of gold have been produced by Monarch following its acquisition of Beaufor.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(b) During the twelve months ended December 31, 2021, the Company had the following acquisitions:

Amalgamated Kirkland Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.45% Net Smelter Return ("NSR") royalty on Agnico Eagle Mines Ltd.'s Amalgamated Kirkland property ("AK Property") in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.  The Company incurred $23,936 in transaction costs associated with this transaction.

Del Carmen Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash. The Company incurred $60,067 in transaction costs associated with this transaction.

Tocantinzinho Acquisition

In March 2021, the Company closed an agreement to acquire an existing 0.75% Gross Value Return ("GVR") royalty on Eldorado Gold Corp.'s Tocantinzinho project ("Tocantinzinho") from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million was paid in May 2021. The Company incurred $123,354 in transaction costs associated with this transaction. Tocantinzinho is a permitted, high-grade open pit gold deposit in the prolific Tapajos district in State of Para in Northern Brazil.

CentroGold Acquisition

In March 2021, the Company closed an agreement to acquire an existing 1.0% to 2.0% NSR royalty on OZ Minerals' CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. ("Jaguar") for total consideration of $7.0 million in cash paid upon closing and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones. The Company incurred $83,552 in transaction costs associated with this transaction.

The royalty is a 1.0% NSR on the first 500Koz of gold production, increasing to a 2.0% NSR on the next 1.0Moz of gold production, and then reverts to a 1.0% NSR royalty on gold production thereafter in perpetuity.

The $11.0 million in milestone payments are triggered as follows:

  the Company will issue to Jaguar common shares with a value of $7.0 million, priced at a 15-day Volume Weighted Average Price ("VWAP") on the NYSE, upon grant of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations; and
  the Company will pay Jaguar $4.0 million in cash upon the achievement of commercial production.

As at June 30, 2022, none of the milestone payment triggers had been met, as such no amounts were accrued or payable to Jaguar for any related milestone payments.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

La Fortuna Acquisition

In April 2021, the Company acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project ("La Fortuna"), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million was paid six months after closing. The 2.5% NSR which is capped at $4.5 million is an addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on La Fortuna. The Company incurred $43,776 in transaction costs associated with this transaction.

Côté-Gosselin Acquisition

In June 2021, the Company acquired an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Côté-Gosselin") owned by IAMGOLD Corporation and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash. The Company incurred $49,208 in transaction costs associated with this transaction.

Castle Mountain Acquisition

In October 2021, the Company acquired an existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine owned by Equinox Gold Corp. ("Castle Mountain"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million is to be paid in cash within twenty months of the closing date. The remaining payment bears interest at a rate of 4.0% per annum until fully repaid. The Company incurred $130,253 in transaction costs associated with this transaction.

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc. from the Morgan Stanley Capital Group, Inc. for total consideration of $6.9 million payable in common shares of the Company. The Company issued 828,331 common shares (valued at $8.38 per share on October 13, 2020) and incurred $265,500 in transaction costs associated with this transaction.

The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.  As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

At June 30, 2022, the key inputs used in the Company's valuation model for the Higginsville PPR derivative asset were:

  14,918 ounces of gold remaining to be delivered (December 31, 2021 - 19,890);
  Gold price estimates ranging from $1,812/oz to $1,878/oz (December 31, 2021 - $1,738/oz to $1,797/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.34 to A$1.36 per $1.00 (December 31, 2021 - rates ranging from A$1.35 to A$1.37 per $1.00).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

5. DERIVATIVE ROYALTY ASSET (cont'd…)

Based on the valuation model the Company estimated the fair value at June 30, 2022, was $3,217,950 (December 31, 2021 - $4,034,007). The Company recorded mark-to-market gains on the Higginsville derivative asset of $241,308 and $427,798 for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $351,421 loss and $599,178 loss).

The changes in the derivative royalty asset for the six months ended June 30, 2022, were as follows:

Derivative
royalty asset
As at December 31, 2020	$6,432,610
Payments received or due under derivative royalty asset	(2,163,380)
Mark-to-market loss on derivative royalty asset	(235,223)
As at December 31, 2021	$4,034,007
Payments received or due under derivative royalty asset	(1,243,855)
Mark-to-market gain on derivative royalty asset	427,798
As at June 30, 2022	$3,217,950

Current portion	$2,207,919
Long-term portion	$1,010,031

6. INVESTMENT IN SILVERBACK

	Period ended
	June 30,	December 31,
	2022	2021
Opening balance	$1,340,458	$1,668,851
Income in Silverback for the period	68,670	155,453
Distribution	(52,759)	(483,846)
Ending balance	$1,356,369	$1,340,458

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for Silverback for the six months ended June 30, 2022, was as follows:

	Six months ended
	June 30,
	2022	2021
Current assets	$284,706	$125,886
Non-current assets	97,507	326,914
Total assets	382,213	452,800
Total liabilities	(20,148)	(37,500)
Revenue from stream interest	586,903	900,160
Depletion	(97,504)	(131,904)
Net income and comprehensive income for the period	$456,277	$728,256

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

7. TRADE AND OTHER PAYABLES

	As at
	June 30,	December 31,
	2022	2021
Trade payables and accrued liabilities	$539,883	$1,031,688
Taxes payable	64,183	57,531
Total trade and other payables	$604,066	$1,089,219

8. LOANS PAYABLE

	Convertible	Other
	loan facility	loans	Total
As at December 31, 2020	$3,062,706	$-	$3,062,706
Additions	6,383,148	5,000,000	11,383,148
Allocation of conversion feature	(1,209,507)	-	(1,209,507)
Conversion	(3,185,626)	-	(3,185,626)
Interest expense	768,508	49,863	818,371
Interest payments	(376,428)	-	(376,428)
Foreign exchange adjustments	21,980	-	21,980
As at December 31, 2021	$5,464,781	$5,049,863	$10,514,644
Interest expense	550,732	99,178	649,910
Interest payments	(249,468)	-	(249,468)
Foreign exchange adjustments	(103,880)	-	(103,880)
As at June 30, 2022	$5,662,165	$5,149,041	$10,811,206

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.3 million. The facility carried an interest rate of 8.0% on amounts advanced and 2.5% on standby funds available, with the principal repayment due on April 21, 2023. Per the Loan Facility, at the option of Beedie, principal outstanding could be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the "First Drawdown").

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility at a conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20.0 million.  All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  In October 2020, Beedie converted the remaining C$1.0 million from the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd…)

In August 2020, as per the terms of the Loan Amendment, the Company drew down $3.8 million (C$5.0 million) (the "Second Drawdown"), at a conversion price of C$9.90 per share, from the Amended Loan Facility. In March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company.

Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

As at June 30, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three and six months ended June 30, 2022, the Company recognized finance charges of $35,241 and $70,163, respectively (three and six months ended June 30, 2021 - $46,096 and $101,231), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to June 30, 2022, in August 2022, the Company and Beedie entered into an agreement to extend the maturity date of the Amended Loan Facility from April 21, 2023, to January 22, 2024 (the “Loan Extension”).  In consideration for the Loan Extension the Company incurred a fee of 2.0% of the currently drawn amount of C$8.0 million, the C$160,000 fee will be convertible into common shares at a 20% premium to the 30-day Volume Weighted Average Price of the Company’s common shares on the close of trading on the trading day immediately prior to the effective date of the Loan Extension.  The Loan Extension is subject to stock exchange approvals which are pending.

Other Loans

In connection with the Castle Mountain acquisition in October 2021 (Note 4), the Company entered into a $5.0 million loan agreement with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid. As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

9. REVENUE

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Royalty revenue
Wharf	$172,521	$335,189	$550,094	$748,976
COSE	110,124	187,871	231,111	345,317
Joaquin	77,617	48,545	248,054	151,897
Total royalty revenue	360,262	571,605	1,029,259	1,246,190
Other fixed royalty payments	100,000	125,000	100,000	125,000
Total revenue	$460,262	$696,605	$1,129,259	$1,371,190

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Compensation and benefits	$386,763	$329,850	$799,070	$655,917
Corporate administration	315,502	302,179	548,269	587,470
Professional fees	164,398	211,338	310,071	426,406
Listing and filing fees	55,680	52,996	134,926	222,256
Total general and administrative expenses	$922,343	$896,363	$1,792,336	$1,892,049

11. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Loss before income taxes	$(1,403,187)	$(2,673,998)	$(3,545,136)	$(4,999,370)
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Expected income tax recovery at statutory income tax rate	(378,861)	(721,980)	(957,187)	(1,349,830)
Difference between Canadian and foreign tax rates	(7,088)	(52,037)	(11,405)	(104,769)
Permanent differences	114,967	400,190	469,668	670,719
Changes in unrecognized deferred tax assets	261,541	268,121	561,182	621,566
Other adjustments	(23,246)	161,689	(4,675)	270,649
Total income tax expense (recovery)	$(32,687)	$55,983	$57,583	$108,335

Current income tax expense	$37,147	$37,027	$98,837	$54,918
Deferred income tax expense (recovery)	$(69,834)	$18,956	$(41,254)	$53,417

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at June 30, 2022, the Company had 44,682,682 common shares issued and outstanding (December 31, 2021 - 44,035,569).

During the six months ended June 30, 2022, the Company:

  Issued 368,613 common shares in at-the-market offerings at an average price of $6.89 per share for gross proceeds of $2.5 million, with aggregate commissions paid or payable to the agents and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $2.3 million; and
  issued 278,500 common shares related to the vesting of RSUs and the exercise of stock options.

During the twelve months ended December 31, 2021, the Company:

  Issued 3,148,765 common shares in the at-the-market offerings at an average price of $8.95 per share for gross proceeds of $28.2 million, with aggregate commissions paid or payable to the agents and other share issue costs of $1.5 million, resulting in aggregate net proceeds of $26.7 million;
  issued 401,875 common shares related to previously committed shares for the acquisition of royalty and other interests;
  issued 505,050 common shares related to the conversion of the Second Drawdown from the Amended Loan Facility; and
  issued 240,832 common shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the six months ended June 30, 2022, was as follows:

	Weighted average exercise price (C$)	Number outstanding
As at December 31, 2020	$5.44	2,534,270
Granted	11.73	500,000
Exercised	1.76	(200,832)
As at December 31, 2021	$6.81	2,833,438
Exercised	2.22	(187,500)
Forfeited	12.04	(27,500)
As at June 30, 2022	$7.09	2,618,438

During the six months ended June 30, 2022, the Company did not grant any stock options. During the twelve months ended December 31, 2021, the Company granted 500,000 stock options with a weighted-average exercise price of C$11.73 and a fair value of $2,342,178 or $4.68 per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: (i) risk free interest rate of 0.96%; (ii) expected dividend yield of 0%; (iii) expected stock price volatility of 58%; (iv) expected life of 5 years; and (v) forfeiture rate of 0%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL (cont'd…)

For the three and six months ended June 30, 2022, in accordance with the vesting terms of the stock options granted, the Company recorded charges to share-based payments expense of $243,992 and $831,293, respectively (three and six months ended June 30, 2021 - $807,234 and $1,470,876), with offsetting credits to reserves.

As at June 30, 2022, the weighted average remaining life of the stock options outstanding was 2.20 years (December 31, 2021 - 2.55 years). The Company's outstanding and exercisable stock options as at June 30, 2022, and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
July 31, 2022	$2.16	282,250	282,250
March 1, 2023	$2.56	231,500	231,500
September 17, 2023	$2.92	320,313	320,313
January 4, 2024	$3.24	303,125	303,125
January 15, 2025	$7.66	588,750	588,750
November 6, 2025	$12.85	412,500	315,000
April 27, 2026	$11.73	480,000	250,000
		2,618,438	2,290,938

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 800,000. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the six months ended June 30, 2022, was as follows:

Number
outstanding
As at December 31, 2020	211,000
Granted	267,000
Settled	(40,000)
As at December 31, 2021	438,000
Granted	47,554
Settled	(91,000)
Forfeited	(22,500)
As at June 30, 2022	372,054

For the three and six months ended June 30, 2022, in accordance with the vesting terms of the RSUs granted, the Company recorded charges to share-based payments expense of $266,013 and $881,176, respectively (three and six months ended June 30, 2021 - $665,818 and $995,897), with offsetting credits to reserves.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

13. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Salaries and fees	$254,312	$227,903	$506,562	$447,450
Share-based payments	367,472	1,091,333	1,235,878	1,856,730
	$621,784	$1,319,236	$1,742,440	$2,304,180

As at June 30, 2022, the Company had $Nil (December 31, 2021 - $414,571) due to directors and management related to remuneration and expense reimbursements.

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the six months ended June 30, 2022, the Company:

a) reallocated $856,459 from reserves for 91,000 RSUs that settled; and

b) reallocated $210,686 from reserves for 187,500 stock options exercised.

During the twelve months ended December 31, 2021, the Company:

a) issued 505,050 common shares, valued at $4,141,329, for the conversion of the Second Drawdown (Note 8);

b) issued 401,875 common shares, valued at $4,111,181 related to previously committed shares for the acquisition of Genesis and GSI;

c) reallocated $364,976 from reserves for 40,000 RSUs that settled; and

d) reallocated $216,086 from reserves for 200,832 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	June 30,	December 31,
	2022	2021
Financial assets
Amortized cost:
Cash	$3,370,370	$2,344,246
Royalty, derivative royalty, and stream receivables	908,946	1,175,602
Other receivables	252,851	125,571
Fair value through profit or loss:
Derivative royalty asset	3,217,950	4,034,007
Marketable securities	36,122	34,027
Total financial assets	$7,786,239	$7,713,453

Financial liabilities
Amortized cost:
Trade and other payables	$604,066	$1,089,219
Loans payable	10,811,206	10,514,644
Total financial liabilities	$11,415,272	$11,603,863

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that reflect amounts that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using certain inputs that are not based on observable market data, inputs used include a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivative royalty asset is classified within Level 3 of the fair value hierarchy.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS (cont'd…)

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at June 30, 2022, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at June 30, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $74,450.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

16. COMMITMENTS

As at June 30, 2022, the Company had the following contractual obligations:

	Less than	Over
	1 year	1 year	Total
Trade and other payables	$604,066	$-	$604,066
Loans payable principal and interest payments	6,729,389	-	6,729,389
Payments related to acquisition of royalties and streams	5,333,151	-	5,333,151
Total commitments	$12,666,606	$-	$12,666,606

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of June 30, 2022.